August 18, 2016 By EDGAR and Electronic Mail Dietrich A. King Assistant Director Office of Financial Services Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Stephen L. Palmer stephen.palmer@klgates.com T (617) 951-9211 F (617) 261-3175

Re:	Bar Harbor Bankshares Registration Statement on Form S-4 Filed July 19, 2016 File No. 333-212588

Dear Mr. King:

On behalf of Bar Harbor Bankshares (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2016 relating to the Company’s Registration Statement on Form S-4, filed on July 19, 2016 (the “Registration Statement”). The Company has filed today via EDGAR an amendment to the Registration Statement on Form S-4 (“Amendment No. 1”).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. The numbering below corresponds to the numbering in the Comment Letter and all page references in the Company’s responses below regarding revised disclosure refer to Amendment No. 1.

Proposal I – The Merger, page 42

LSBG’s Reasons for the Merger, page 47

1.	We note in the third bullet on page 49 you disclose that under the terms of the merger agreement, in the event that BHB’s stock price declines by 20% from $34.55 and by 20% compared to the SNL Bank Index, as determined and calculated under the terms of the merger agreement, LSBG may terminate the merger, unless BHB increases the exchange ratio. Please tell us how you plan to register any additional shares that may be issued in the event that BHB increases the exchange ratio.

K&L GATES LLP

STATE STREET FINANCIAL CENTER    ONE LINCOLN STREET    BOSTON MA 02111

T +1 617 261 3100    F +1 617 261 3175    klgates.com

The Company respectfully advises the Staff that the Company will file a registration statement under Rule 462(b) or Rule 429 under the Securities Act of 1933, as applicable, following the effective date of the Form S-4 to reflect any increase in the number of shares of the Company’s common stock to be issued. Accordingly, the Company has revised footnote 1 to the registration fee table of Amendment No. 1 to clarify that the Company will be required to file a registration statement pursuant to Rule 413 to register any additional shares that may be issued in the event the Company increases the exchange ratio.

2.	We note on page 51 you disclose that Griffin received projections from BHB’s management. Similarly, on page 68 you disclose that Sandler O’Neill received projections from LSBG’s management. Please disclose all material projections provided by BHB and LSBG to the other party’s financial advisor.

The Company has disclosed the material projections provided by Lake Sunapee Bank Group and the Company beginning on pages 78 and 80, respectively, of Amendment No. 1.

Financial Impact Analysis, page 59

3.	Please disclose the amount of fees that LSBG paid to Griffin during the past two years for the services you describe in the fourth paragraph on page 59. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

The Company has disclosed the amount of such fees on page 59 of Amendment No. 1.

The Merger Agreement, page 85

4.	In the first paragraph on page 85 you state that some of the representations and warranties contained in the merger agreement “generally were solely for the benefit of the parties to that agreement.” Similarly, in the third paragraph on page 87, you state that “[Investors] should not rely on the representations and warranties as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.” Please revise your disclosure to remove the inappropriate limitations on reliance on the representations and warranties contained in the merger agreement, which constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Securities Exchange Act Release No. 51283 (March 1, 2005).

The Company has revised the disclosure on pages 87 and 89 of Amendment No. 1 to remove the limitations on reliance on the representations and warranties contained in the merger agreement. The Company has further clarified on page 89 of Amendment No. 1 that it and Lake Sunapee Bank Group will provide additional disclosures in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please do not hesitate to contact me at (617) 951-9211 if you have any questions or would like additional information regarding this matter.

Respectfully yours,

/s/ Stephen L. Palmer
Stephen L. Palmer

cc:	Curtis C. Simard, Bar Harbor Bankshares